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SEC FILE NUMER
8- 70061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCG Capital Markets L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Vanderbilt Avenue, Suite 3400
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell N. Lowenthal		mitch.lowenthal@carlyle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell N. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to TCG Capital Markets L.L.C.as of 12/31/25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mitchell Lowenthal

_____

Co-Chief Compliance Officer
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TCG Capital Markets L.L.C.

Financial Statement of Condition
December 31, 2025

TABLE OF CONTENTS



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of TCG Capital Markets L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TCG Capital Markets L.L.C. (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.
February 27, 2026

TCG Capital Markets L.L.C.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	104,565,887
Fee receivables		10,017,183
Prepaid expenses		373,199
Other assets		7,791
TOTAL ASSETS	$	114,964,060

LIABILITIES AND MEMBER'S EQUITY

Compensation payable	$	2,339,945
Accrued expenses		322,410
Other liabilities		375,904
Due to affiliates		24,815
TOTAL LIABILITIES		3,063,074
Member's equity		111,900,986
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	114,964,060

.
The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

TCG Capital Markets L.L.C. (the "Company"), a wholly owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent", or the "Member"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an agent of issuers with respect to the offer and sale of interests in debt, collateralized loan obligations, equity securities and loans of corporate issuers and special purpose vehicles in transactions in securities and other instruments that are registered offerings or are exempt from registration under the Securities Act of 1933. The primary focus of the Company is to originate and syndicate loans and underwrite or act as a private placement agent of securities of both third parties and affiliated portfolio companies or entities. The Company operates as a single segment.

The liability of the Member is limited to the capital held by the Company.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fee Receivables
Fee receivables generally represent amounts due from the Company's affiliates, underwriting fees receivable, placement fees receivable, and distribution fees receivable pursuant to the terms of services agreements. Fee receivables amounted to $7.0 million and $10.0 million as of December 31, 2024, and 2025, respectively.

Cash and Cash Equivalents
The Company considers investments in money market mutual funds to be cash equivalents. As of December 31, 2025, the Company held a cash equivalent of $104.6 million with one money market mutual fund. The fair value of money market mutual funds approximates cost and these investments are classified within Level 1 of the fair value hierarchy.

Prepaid Expense and Other Asset
The Company usually prepays some of its FINRA renewal fees for the upcoming year, and this amount is recorded as a prepaid expense on the statement of financial condition. A deposit with Central Registration Depository ("CRD") is included in other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

Income Taxes
Since the Company is a single member limited liability company, it is disregarded for income tax purposes and management made an election not to allocate tax expense from the Parent. Therefore, no federal, state, or local income taxes are provided or considered for the purpose of the financial

statements.

As of December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing of affiliated funds, agency transactions, and investment banking businesses. Most revenues are derived from customers in the United States. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Credit Losses
The Company follows the guidance in *ASC 326 Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The statement of operations may reflect the measurement of credit losses for financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. As of December 31, 2025, management has determined that the Company's expected credit losses are de minimis and that they do not require financial statement recognition.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2025, was approximately $107.5 million, inclusive of the compensation expense associated with individuals engaged in fundraising and capital markets activities under the Company's broker-dealer license.

The Company maintains a letter agreement with TCG Senior Funding L.L.C, an affiliate (or "TCGSF"). In accordance with the letter agreement, the Company and TCGSF agreed that TCGSF alone shall bear, in full, any and all facility fees payable to Mizuho Bank, Ltd. ("Mizuho") under a revolving credit facility agreement entered into by the Company, TCGSF and Mizuho (see Note 5).

The Company has agreements with various affiliated entities, under which revenues are earned for fundraising, underwriting, sales of private placements and other service activities. Substantially all revenues earned by the Company are from related parties.

The Company has a services agreement with the Parent, under which the Parent reimburses the Company for compensation expenses incurred during the fulfillment of fundraising services. These

reimbursements are paid in arrears. As of December 31, 2025 the Company had $2.3 million in fees receivable related to this agreement.

In the normal course of business, the Company may borrow funds from related parties. The funds are available in computing net capital under the SEC's uniform net capital rule to have sufficient capital to participate in certain underwriting commitments. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On December 12, 2025, the Company entered into a subordinated loan agreement, which was approved by FINRA, with the Parent. The subordinated loan in the amount of $75,000,000 was scheduled to mature on January 26, 2026. This loan bears interest at 5.95%. This loan was repaid in full to the Parent on December 22, 2025, with interest.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under the alternative method, net capital, as defined, shall not be less than $250,000. As of December 31, 2025, the Company had net capital of $99.5 million which exceeded the required net capital by $99.2 million.

The Company does not hold customers' cash or securities and therefore has no obligations under SEC Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934.

5.   **Revolving Credit Facility**

The Company and TCGSF established a revolving line of credit, primarily intended to support certain lending activities of affiliates of the Parent. As currently amended, the credit facility provides for a revolving line of credit with a capacity of $300 million, which matures in September 2027, and a second revolving line of credit with a capacity of $200 million, which was amended in August 2025 to extend the maturity date to August 19, 2026. The Company's borrowing capacity is subject to the ability of the financial institutions in the banking syndicate to fulfill their respective obligations under the credit facility. Principal amounts outstanding accrue interest at the prime rate plus an applicable margin of 1.00% (as of December 31, 2025, the interest rate was 7.75%). As of and for the year ended December 31, 2025, there was no balance outstanding, and the Company made no borrowings, under the credit facility. Under the terms of the credit facility, the Company is not liable for amounts drawn by TCGSF.

6.   **Commitments and Contingencies**

In the normal course of business, the Company enters into underwriting commitments. There were no such underwriting commitments that were open at December 31, 2025.

The Company may also enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Member considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

7. **Legal Matters**

The Company may be a party to litigation in the ordinary course of business. The Member does not believe that the outcome of current matters, if any, will materially affect the Company or the financial statements.

8. **Concentrations**

As of December 31, 2025, all cash equivalents are held by one financial institution and therefore are subject to the credit risk at that financial institution, as well as to the extent balances held at a financial institution exceed insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fee receivables from four customers and the service fee receivable from the Parent amount to $9.6 million, representing 96% of the fee receivables on the statement of financial condition as of December 31, 2025.

9. **Economic Risks**

The Company's business and the businesses of the companies in which the Company does business may be materially affected by conditions in the global financial markets and economic conditions or other events throughout the world that are outside the control of management, including, but not limited to, changes in interest rates, availability and cost of credit, inflation rates, availability and cost of energy, economic uncertainty, slowdown in global growth, changes in regulatory and tax environments (including laws relating to taxation and regulations on the financial industry), disease, pandemics or other severe public health events, trade barriers, tariffs, commodity prices, currency exchange rates and controls, national and international political circumstances (including government contract terminations or funding pauses, government agency closures, government shutdowns, wars, terrorist acts, or security operations), geopolitical tensions and instability, social unrest, supply chain pressures, and the effects of climate change and natural disasters.

10. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, through the date of issuance of these financial statements, and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.